# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nu Holdings Ltd., CIK 0001691493
CUSIP: G6683N103
Title of class of securities: Class A ordinary shares, par value $0.000006666666667 per share
Address of issuer's principal executive offices: RUA CAPOTE VALENTE, 39, PINHEIROS, SAO PAULO, SP, Brazil (D5), 05409-000
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-24-015145
Filed by CIK 0001914225

## Reporting persons
- David Velez Osorno: type of reporting person: individual (IN); citizenship or place of organization: Colombia (F8); member of a group; sole voting power 0; shared voting power 905,579,578; sole dispositive power 0; shared dispositive power 905,579,578; aggregate amount beneficially owned 905,579,578 (19.16% of the class)
- Rua California Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 902,214,879; sole dispositive power 0; shared dispositive power 902,214,879; aggregate amount beneficially owned 902,214,879 (19.1% of the class)

## Item 1. Issuer
Name of issuer: Nu Holdings Ltd.
Address of issuer's principal executive offices: Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands

## Item 2. Person Filing
Name of person filing:
This Amendment to Schedule 13G (the "Statement") is being filed by (i) David Velez Osorno; and (ii) Rua California Ltd. (each a "Reporting Person" and collectively, the "Reporting Persons"). Each of the Reporting Persons is a shareholder of the Issuer. Each of the Reporting Persons, however, disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: The principal office and business address of each of the Reporting Persons is Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.
Citizenship: See row 4 of the cover pages to this Statement.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of the cover sheet of each Reporting Person.

With respect to David Velez Osorno, the number of shares in row 9 consists of (i) 1,500,000 Class B ordinary shares held of record by Mariel Lorena Reyes Milk, the wife of David Velez Osorno, who has voting rights over such shares; and (ii) 2,455,080 Class A ordinary shares and 901,624,498 Class B ordinary shares held of record by Rua California Ltd., a company controlled by David Velez Osorno, who holds 100% of the shares in Rua California Ltd.

With respect to Rua California Ltd., the number of shares in row 9 consists of 590,381 Class A ordinary shares and 901,624,498 Class B ordinary shares held of record by Rua California Ltd.

Each Class B ordinary share is convertible into one Class A ordinary share at the option of its holder at any time.

The information set forth in Item 2 above is incorporated by reference for each Reporting Person.
Percent of class:
See row 11 of the cover sheet of each Reporting Person.

The percentage of class in row 11 of the cover sheet of each Reporting Person represents the quotient obtained by dividing (a) the aggregate number of Class A ordinary shares and Class B ordinary shares beneficially owned by such Reporting Person as set forth in row 9 of the cover sheet of each Reporting Person by (b) the sum of (i) 3,822,975,011 Class A ordinary shares outstanding as of September 30, 2025, as reported by the Issuer to the Reporting Persons, and (ii) the aggregate number of Class B ordinary shares beneficially owned by such Reporting Person. The aggregate number of Class B ordinary shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" above are treated as converted into Class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.

All ownership percentages assume that there are 3,822,975,011 Class A ordinary shares outstanding.

Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. The percentage reported does not reflect the 20 for one voting power of the Class B ordinary shares because the Class B ordinary shares are treated as converted into Class A ordinary shares for the purpose of this report.
Sole power to vote or to direct the vote: See row 5 of the cover sheet of each Reporting Person.
Shared power to vote or to direct the vote:
See row 6 of the cover sheet of each Reporting Person.

With respect to David Velez Osorno, the number of shares in row 6 consists of (i) 1,500,000 Class B ordinary shares held of record by Mariel Lorena Reyes Milk, the wife of David Velez Osorno, who has voting rights over such shares; and (ii) 2,455,080 Class A ordinary shares and 901,624,498 Class B ordinary shares held of record by Rua California Ltd., a company controlled by David Velez Osorno, who holds 100% of the shares in Rua California Ltd.

With respect to Rua California Ltd., the number of shares in row 6 consists of 590,381 Class A ordinary shares and 901,624,498 Class B ordinary shares held of record by Rua California Ltd.
Sole power to dispose or to direct the disposition: See row 7 of the cover sheet of each Reporting Person.
Shared power to dispose or to direct the disposition:
See row 8 of the cover sheet of each Reporting Person.

With respect to David Velez Osorno, the number of shares in row 8 consists of (i) 1,500,000 Class B ordinary shares held of record by Mariel Lorena Reyes Milk, the wife of David Velez Osorno, who has voting rights over such shares; and (ii) 2,455,080 Class A ordinary shares and 901,624,498 Class B ordinary shares held of record by Rua California Ltd., a company controlled by David Velez Osorno, who holds 100% of the shares in Rua California Ltd.

With respect to Rua California Ltd., the number of shares in row 8 consists of 590,381 Class A ordinary shares and 901,624,498 Class B ordinary shares held of record by Rua California Ltd.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The information set forth in Item 2 above is incorporated herein by reference.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - JOINT FILING AGREEMENT

## Signatures
- David Velez Osorno: /s/ David Velez Osorno, David Velez Osorno (10/17/2025)
- Rua California Ltd.: /s/ David Velez Osorno, David Velez Osorno, Director (10/17/2025)